UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 3, 2009

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Francisco Vila, Investor Relations

fvila@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Lucía Domville Lucia.domville@us.grayling.com Tel: (646) 284-9416

TGS Announces Results for the Second Quarter 2009 and First Half ended June 30, 2009

FOR IMMEDIATE RELEASE: Monday, August 3, 2009

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) reported today net income of Ps. 24.6 million, or Ps. 0.031 per share (Ps. 0.155 per ADS), for the three-month period ended June 30, 2009, compared to a net income of Ps. 55.4 million, or Ps. 0.070 per share (Ps. 0.349 per ADS), recorded in the same 2008 period.

The decline in net income stems mainly from the local currency depreciation against the US dollar during the second quarter of 2009 compared to an appreciation during the same 2008 quarter, which generated an increase in financial expense in the amount of Ps. 57.8 million. Operating income for the second quarter of 2009 increased by 19% compared with the same quarter of 2008, mainly due to a higher level of natural gas liquids (“NGL”) tons sold. This was attributable to a production increase, associated with a higher availability of natural gas.

Net income for the first half of 2009 was Ps. 12.9 million, or Ps. 0.016 per share (Ps. 0.081 per ADS), which compares to Ps. 136.1 million, or Ps. 0.171 per share (Ps. 0.857 per ADS),  in the same previous year period. The negative variation is mainly attributable to a reduction in revenues associated with the sharp decline in international prices of propane, butane and natural gasoline during the last quarter of 2008. In addition, the Argentine peso devaluated against US dollar during the first semester of 2009 generating an exchange rate loss of Ps. 65.4 million, which compares with an exchange rate gain of Ps. 36.0 million reported in the 2008 semester.

Second Quarter 2009 vs. Second Quarter 2008

In the three-month period ended June 30, 2009, TGS posted total net revenues of Ps. 337.9 million, in comparison with Ps. 271.2 million earned in the second quarter of 2008.

Natural Gas Transportation revenue for the second quarter of 2009 amounted to Ps. 134.9 million, compared to the Ps. 129.0 million in the same 2008 quarter. This increase primarily reflects additional revenue generated by new firm transportation contracts along with incremental revenues generated by the operation and maintenance of the 78-million-cubic-feet-per-day-pipeline capacity expansion carried out under the Gas Trust Program. The expansion work concluded at the end of 2008.

The Natural Gas Transportation segment represented approximately 40% and 48% of the Company’s total revenue during the second quarter of 2009 and 2008, respectively. Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid, regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity. This segment is regulated by the Ente Nacional Regulador del Gas (“ENARGAS”).

Despite the international decline in prices, the NGL Production and Commercialization segment revenue increased 51% to Ps. 168.9 million in the three-month period ended June 30, 2009, from Ps. 111.5 million in the same period of 2008. This variation stems from a 26% increase in the volume sold associated with a higher processing level at the Cerri Complex during the second quarter of 2009.

NGL Production and Commercialization revenue accounted for approximately 50% and 41% of the total revenue during the second quarter of 2009 and 2008, respectively. NGL Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex. This complex is located near the city of Bahía Blanca, which is connected to each of TGS’s main pipelines, through which ethane, propane, butane and natural gasoline are recovered. This segment also commercializes NGL for both, the Company’s own account and on behalf of its clients.

During the second quarter of 2009 Other Services revenues amounted to Ps. 34.1 million, an 11% increase when compared to the Ps. 30.7 million recorded in the same period of 2008. This growth is explained mainly by higher revenues generated in 2009 derived from midstream services.

The Other Services segment mainly includes midstream and telecommunication activities. As a percentage of the Company’s total revenue, Other Services accounted for approximately 10% and 11% during the three-month periods ended June 30, 2009 and 2008, respectively. Midstream activities are comprised of gas treatment, separation, and removal of impurities from the natural gas stream and gas compression, rendered at wellhead, typically for gas producers. In addition, TGS provides services related to pipeline and compression plant construction, and related operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and administrative and selling expenses for the second quarter of 2009 rose to Ps. 233.0 million from Ps. 183.0 million registered in the second quarter of 2008, mainly due to higher NGL direct costs incurred to purchase more natural gas and payment of the new tariff charge imposed by the Argentine government as of November 2008 to recover the difference between the natural gas imports price and the local market prices.

Net financial expense amounted to Ps. 52.5 million in the second quarter of 2009, reflecting a negative variation of Ps. 62.1 million, compared to the net financial income of Ps. 9.6 million reported in the same quarter of 2008. This variation is mostly explained by the Ps. 44.8 million exchange rate gain generated by the appreciation of the Argentine peso in the 2008 period and the Ps. 13.0 million exchange rate loss generated by the devaluation of the Argentine peso in the 2009 period.

During the second quarter of 2009 the Company reported a Ps. 23.4 million income tax expense, compared to Ps. 41.6 million for the same quarter of 2008. This decrease, of Ps. 18.2 million, is related to a lower taxable net income base reported in the second quarter of 2009.

First Half 2009 vs. First Half 2008

For the six-month period ended June 30, 2009 TGS achieved a total net revenue of Ps. 664.3 million in comparison with Ps. 735.3 million earned in the same semester ended June 30, 2008.

Gas transportation revenue for first half 2009 was Ps. 268.3 million, 4.7% above the Ps. 256.3 million earned in the same previous year period. This increase primarily reflects additional revenue generated by new firm transportation contracts along with incremental revenues generated by the operation and maintenance of the above mentioned expansion-.

The NGL production and commercialization segment decreased 22% to Ps. 336.9 million in the first half of 2009 from Ps. 431.9 million for the same previous year period. This decrease is mainly due to the sharp decline in the international reference prices of propane, butane and natural gasoline during the last quarter of 2008; which was partially compensated by the local currency devaluation effect which increased revenues measured in pesos.

During the first half of 2009 Other Services revenues amounted to Ps. 59.1 million, increasing Ps. 12.0 million from the same period in 2008. This growth is primarily due to the effect of higher revenues generated by midstream services.

Costs of sales and administrative and selling expenses increased to Ps. 478.7 million in the first half of 2009, up 3.2% from Ps. 463.9 million in the same previous year period , mainly attributable to higher natural gas costs, derived from the new tariff charge effective as of November 2008, as mentioned above. In addition, labor costs increased by Ps. 19.8 million.

Net financial expense rose to Ps. 135.3 million at the close of 2009’s period from Ps. 33.9 million reported in the first half of 2008. The negative variation, of Ps. 101.4 million, was mainly related to the 9% devaluation of the Argentine peso during the 2009 semester, which resulted in an exchange rate loss of Ps. 65.4 million. This loss compares with the exchange rate gain of Ps. 36.0 million recorded during the same period of 2008 as a consequence of the Argentine peso appreciation.

For the semester ended June 30, 2009, TGS reported a Ps. 29.7 million income tax expense, compared to Ps. 97.5 million reported in the same period of 2008. This Ps. 67.8 million decline is due to lower taxable income reported in the 2009 semester.

Liquidity and Capital Resources

Cash flow from operating activities for the six-month period ended June 30, 2009 amounted to Ps. 247.4 million, and was mostly allocated to increase the Company’s cash position. For detailed information on the Company’s cash flow refer to Exhibit IV.

Please see the attached tables for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 2.8 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and a subsidiary, 40% by a trust, and 10% by a subsidiary of Enron Corp.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the six-month periods ended June 30, 2009 and 2008

(In millions of Argentine pesos)

Six-month period ended June 30, 2009	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	268.3	336.9	59.1	-	664.3
Operating income / (loss)	113.2	85.2	23.2	(36.0)	185.6
Depreciation of PP&E	75.6	19.6	6.2	1.5	102.9
Additions to PP&E	48.5	10.6	11.5	4.9	75.5
Identifiable assets	3,744.3	417.8	211.9	894.2	5,268.2
Identifiable liabilities	404.6	76.1	9.8	1,722.1	2,212.6

Six-month period ended June 30, 2008
Net revenues	256.3	431.9	47.1	-	735.3
Operating income / (loss)	107.3	174.8	12.1	(22.8)	271.4
Depreciation of PP&E	74.5	18.0	7.4	0.8	100.7
Additions to PP&E	74.9	7.2	3.5	4.5	90.1
Year ended December 31, 2008
Identifiable assets	3,775.3	413.5	191.3	653.2	5,033.3
Identifiable liabilities	302.4	62.2	14.1	1,581.9	1,960.6

Breakdown of Net Financial Expense for the six-month periods ended June 30, 2009 and 2008

(In millions of Argentine pesos)

	2009	2008
Generated by Assets
Interest	6.2	9.2
Foreign exchange gain / (loss)	71.9	(27.6)
Subtotal	78.1	(18.4)
Generated by Liabilities
Interest expense	(74.6)	(69.2)
Foreign exchange (loss ) / gain	(137.3)	63.6
Others	(1.5)	(9.9)
Subtotal	(213.4)	(15.5)
Total	(135.3)	(33.9)

Exhibit III

Transportadora de Gas del Sur S.A.
Consolidated Balance Sheets as of June 30, 2009 and December 31, 2008
(In millions of Argentine pesos)

	06/30/2009	12/31/2008
Current assets		
Cash and deposits in banks	298.8	268.6
Investments, net	544.0	336.1
Trade receivables, net	210.4	177.6
Other receivables	27.4	34.8
Inventories	14.6	12.3
Total current assets	**1,095.2**	**829.4**
Non current assets		
Trade receivables	12.7	12.7
Other receivables	9.5	10.1
Investments, net	0.9	2.3
Property, plant and equipment, net	4,143.5	4,171.8
Intangible assets, net	6.4	7.0
Total non current assets	**4,173.0**	**4,203.9**
Total assets	**5,268.2**	**5,033.3**
Current liabilities		
Accounts payable	199.7	185.5
Loans	15.2	13.9
Payroll and social security taxes payable	24.7	31.2
Taxes payable	37.8	28.4
Advances from customers	22.6	21.5
Other liabilities	8.8	12.1
Provisions for contingencies	68.8	65.6
Total current liabilities	**377.6**	**358.2**
Non current liabilities		
Loans	1,526.4	1,398.5
Taxes payable	58.5	54.6
Advances from customers	250.1	149.3
Total non current liabilities	**1,835.0**	**1,602.4**
Total liabilities	**2,212.6**	**1,960.6**
Shareholders' equity	**3,055.6**	**3,072.7**
Total liabilities and shareholders' equity	**5,268.2**	**5,033.3**

Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2009 and 2008

(In millions of Argentine pesos)

	2009	2008
Cash flows provided by operating activities		
Net income for the period	12.9	136.1
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	102.9	100.7
Amortization of intangible assets	0.6	0.8
Consumption of materials	0.8	14.2
Increase in allowances and provisions	3.8	5.0
Loss / (gain) on related companies	1.5	(0.6)
Interest expense accrual	74.6	69.2
Result of debt prepayment	(4.5)	-
Interest expense paid	(59.0)	(62.3)
Income tax accrued	29.7	97.5
Income tax and asset tax paid	(6.5)	(8.3)
Foreign exchange loss	134.5	(61.1)
Changes in assets and liabilities:		
Investments other than cash and cash equivalents	-	2.1
Trade receivables	(33.3)	0.1
Other receivables	8.0	17.0
Inventories	(2.3)	8.1
Accounts payable	28.9	(9.9)
Payroll and social security taxes	(6.5)	(4.7)
Taxes payable	(9.9)	(21.9)
Advances from customers	(25.6)	(15.2)
Other liabilities	(3.2)	1.3
Cash flows provided by operating activities	**247.4**	**268.1**
Cash flows used in investing activities		
Additions to property, plant and equipment	(86.6)	(101.6)
Investments other than cash and cash equivalents	-	28.4
Cash flows used in investing activities	**(86.6)**	**(73.2)**
Cash flows provided by / (used in) financing activities		
Advances from customers	113.4	16.6
Dividens paid	(30.0)	(32.0)
Payment of loans	(6.1)	(0.7)
Cash flows provided by / (used in) financing activities	**77.3**	**(16.1)**
Net increase in cash and cash equivalents	**238.1**	**178.8**
Cash and cash equivalents at the beginning of the year	**604.7**	**391.3**
Cash and cash equivalents at the end of the period	**842.8**	**570.1**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/José Zuliani
	Name:	José Zuliani
	Title:	Senior Legal Counsel

Date: August 3, 2009

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